Filed Pursuant to Rule 433

Registration Statement No. 333-180488

BANK OF AMERICA CORPORATION

PREFERRED STOCK, SERIES AA

$1,900,000,000

1,900,000 Depositary Shares, Each Representing a 1/25th Interest in a Share of Bank of America Corporation Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series AA

FINAL TERM SHEET

Dated March 12, 2015

Issuer:	Bank of America Corporation

Security:	Depositary Shares, each representing a 1/25th interest in a share of Bank of America Corporation Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series AA

Expected Ratings:	Ba3 (Moody’s) / BB (S&P) / BB (Fitch)

Size:	$1,900,000,000 ($1,000 per Depositary Share)

Public Offering Price:	$1,000 per Depositary Share

Maturity:	Perpetual

Trade Date:	March 12, 2015

Settlement Date:	March 17, 2015 (T+3)

Dividend Rate (Non-Cumulative):	From March 17, 2015 to, but excluding, March 17, 2025, 6.100% and from and including March 17, 2025, Three-Month LIBOR plus 389.8 basis points

Dividend Payment Dates:	Beginning September 17, 2015, each March 17 and September 17 through March 17, 2025, subject to following business day convention (unadjusted) and thereafter each March 17, June 17, September 17, and December 17 in accordance with the modified following business day convention (adjusted)

Day Count:	From March 17, 2015 to, but excluding, March 17, 2025, 30/360 and thereafter Actual/360

Business Days:	From March 17, 2015, to but excluding, March 17, 2025, New York/Charlotte and thereafter New York/Charlotte/London

Optional Redemption:	Anytime on or after March 17, 2025 and earlier upon certain events involving a capital treatment event as described and subject to limitations in the prospectus supplement dated March 12, 2015 (the “Prospectus Supplement”)

Sole Book-Runner:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

Conflict of Interest:

Merrill Lynch, Pierce, Fenner & Smith Incorporated is our affiliate. As such, Merrill Lynch, Pierce, Fenner & Smith Incorporated has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. FINRA Rule 5121 requires that a “qualified independent underwriter” participate in the preparation of the Prospectus Supplement and exercise the usual standards of due diligence with respect thereto.

Goldman, Sachs & Co., the qualified independent underwriter, or QIU, will not receive any additional fees for serving as a QIU in connection with this offering. The Issuer will indemnify the QIU against liabilities incurred in connection with acting as such, including liabilities under the Securities Act.

Merrill Lynch, Pierce, Fenner & Smith Incorporated is not permitted to sell depositary shares in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder. As a result, to the extent required under applicable regulations, before entering into any contract with, or for, a customer for the purchase or sale of such security, Merrill Lynch, Pierce, Fenner & Smith Incorporated will disclose to such customer the existence of such control, and if such disclosure is not made in writing, it will be supplemented by the giving or sending of written disclosure at or before the completion of the transaction.

Co-Managers:

Goldman, Sachs & Co.

ABN AMRO Securities (USA) LLC

ANZ Securities, Inc.

Banca IMI S.p.A.

BBVA Securities Inc.

BMO Capital Markets Corp.

BNY Mellon Capital Markets, LLC

Capital One Securities, Inc.

Commerz Markets LLC

Credit Agricole Securities (USA) Inc.

Danske Markets Inc

Deutsche Bank Securities Inc.

ING Financial Markets LLC

J.P. Morgan Securities LLC

Lloyds Securities Inc.

Mitsubishi UFJ Securities (USA), Inc.

Mizuho Securities USA Inc.

nabSecurities, LLC

Natixis Securities Americas LLC

RBS Securities Inc.

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

Standard Chartered Bank

The Huntington Investment Company

UniCredit Capital Markets LLC

Junior Co- Managers:	Loop Capital Markets LLC Mischler Financial Group, Inc. Samuel A. Ramirez & Company, Inc. Siebert Brandford Shank & Co., L.L.C. Telsey Advisory Group LLC The Williams Capital Group, L.P.

CUSIP/ISIN for the Depositary Shares:	060505EN0 / US060505EN03

Bank of America Corporation (the “Issuer”) has filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead manager will arrange to send you the pricing supplement, the prospectus supplement, and the prospectus if you request them by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll free at 1-800-294-1322. You may also request copies by e-mail from fixedincomeir@bankofamerica.com or dg.prospectus_requests@baml.com.